EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2015	2014	2013	2012	2011
Earnings:
Income before (provision) benefit for income taxes	$28,240	$15,270	$29,277	$9,897	$10,483
Equity in losses (earnings) of unconsolidated businesses	86	(1,780)	(142)	(324)	(444)
Dividends from unconsolidated businesses	41	37	40	401	480
Interest expense (1)	4,920	4,915	2,667	2,571	2,827
Portion of rent expense representing interest	1,051	912	851	837	817
Amortization of capitalized interest	191	191	177	162	148

Earnings, as adjusted	$34,529	$19,545	$32,870	$13,544	$14,311

Fixed Charges:
Interest expense (1)	$4,920	$4,915	$2,667	$2,571	$2,827
Portion of rent expense representing interest	1,051	912	851	837	817
Capitalized interest	584	376	754	406	442

Fixed charges	$6,555	$6,203	$4,272	$3,814	$4,086

Ratio of earnings to fixed charges	5.27	3.15	7.69	3.55	3.50

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.